Exhibit 99.1

For immediate release Chennai, India

DETAILS OF EARNING CALL	April 13, 2026| 8:30 AM ET | 06:00 PM IST

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On the call: Mr. Raju Vegesna, Chairman of the Board and Mr. M P Vijay Kumar, Executive Director & Group CFO

Live webcast: https://www.webcaster5.com/Webcast/Page/2184/53862

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Replay is available until April 27, 2026.

Sify reports Consolidated Financial Results for FY 2025-26

Revenues of INR 44,877 Million. EBITDA of INR 9,871 Million.

Loss for the year INR 1,366 Million.

HIGHLIGHTS

•         Revenue was INR 44,877 Million, an increase of 13% over last year.

•         EBITDA was INR 9,871 Million, an increase of 31% over last year.

•         Loss before tax was INR 941 Million. Loss after tax was INR 1,366 Million.

•         CAPEX for the year was INR 13,282 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “India’s digital journey continues to accelerate with renewed clarity and purpose.  The convergence of resilient infrastructure, progressive policy frameworks, and an increasingly innovation-driven enterprise ecosystem is positioning India as a cornerstone of the global digital space.

Enterprises today are moving beyond adoption to technology optimization. This evolution is not only strengthening businesses but also enabling inclusive growth, expanding opportunities across sectors and communities.

The recent Union Budget has recommended a tax holiday for foreign cloud players who utilize Indian data centers to serve global customers. This is expected to add to the tailwinds for domestic data center growth.

With sustained investments in digital infrastructure and such strong regulatory vision, India is reinforcing its credentials as technology hub. In this environment, Sify is uniquely positioned to partner with enterprises in their next phase of transformation, delivering integrated solutions that power growth and resilience.

I remain confident that our strategic direction, combined with India’s enduring strengths, will enable us to play a pivotal role in shaping a future-ready digital ecosystem.”

Mr. M P Vijay Kumar, ED & Group CFO, said, “Our businesses continue to deliver focused growth, with each unit capitalizing on its distinct market opportunities, attracting strategic investments, and building meaningful partnerships.

Our investment philosophy remains consistent and forward-looking—expanding our Data Center footprint into new and emerging locations for long-term growth, augmenting capacity at existing facilities to address immediate demand, and further strengthening our network and cloud interconnect ecosystem. In parallel, we continue to invest in our people, equipping them with the right skills, tools, and processes to drive innovation, efficiency, and customer success.

All these initiatives are being executed with a sharp focus on cost competitiveness, cash flow optimization, and fiscal discipline, ensuring that we maintain a strong financial foundation while supporting our growth ambitions.

In accordance with the Amendment Agreement to the Debenture Subscription Agreement with Kotak, the additional coupon payable on CCDs pursuant to the conversion as equity in February 2026 is recognised as expense in the Statement of Income.

We have received the final observations from SEBI on our DRHP for our Data Center subsidiary, Sify Infinit Spaces Limited, and will time the issue to a conducive market environment.

The cash balance at the end of the year was INR 5,071 Million”.

BUSINESS HIGHLIGHTS

•         The Revenue split between the businesses for the year was Network services 39%, Data Center services 39% and Digital services 22%.

•         Segment revenue for the year has increased by 12% in Network services, 23% in Data Center services and it has decreased by 2% in Digital Services.

•         Segment results for the year have increased by 91% in Network services, 24% in Data Center services and it has decreased by 67% for Digital Services.

•         The data center subsidiary sold 17MW of data center capacity in the year. Cumulatively, sold capacity stands at 129 MW.

•         The business has contracted an additional 81MW to be delivered in FY 2026-27.

•         As of March 31, 2026, Sify provides services via 1224 fibre nodes, an 8% increase over same quarter last year.

•         As of March 31, 2026, Sify has deployed 10340 SDWAN service points across the country.

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts were the following:

Network Services

•         Sify commissioned NLD capacity between Noida and Chandigarh and Hyderabad and Chennai.

•         Sify was awarded a provisional approval that allows it to commence work to land an incoming international sub-sea cable.

•         Sify was awarded a multi-terabit order on its national long-distance network.

•         One of the largest global specialty generic pharmaceutical companies signed up for a multiyear contract for interconnects to the cloud at major DCs and branch network integration with Cloud backup solution.

•         One of the fastest growing digital-first mutual funds contracted for network integration between data center, cloud and their offices. The contract also involves integrating multi service provider network for the customer to connect to a private cloud environment.

•         A private health insurance major contracted for network integration and managed services using branch connectivity, SDWAN and SASE.

•         One of India’s largest PSU Insurance players contracted for enhanced network capacity in branch locations and integrated managed services solutions.

Data Center Services

•         A global hyperscaler contracted for their largest single-building liquid cooled capacity in the Indian subcontinent and another, signed up for their first core capacity in India.

•         A global leader in cloud enterprise security provider has contracted to expand their capacity with Sify.

•         Multiple contracts were also signed by a hyperscaler for their new Availability Zone (AZ) and by another for capacity expansion.

•         A US based multinational internet service provider entering India, contracted with Sify for colocation space.

•         A private network service player moved from the competition to Sify’s DC.

•         An AI native programming platform and a digital wallet platform moved from their on-premise data center to Sify’s data center.

•         The largest private sector bank signed a fresh contract to expand their capacity.

•         A public sector has contracted to consolidate their DC, DR and NDR while another has contracted for expansion of their capacity.

Digital services

•         The Cloud business signed its first North American customer for Private Cloud services, marking a key milestone in global customer acquisition.

•         One of India’s largest automotive finance company contracted to expand its cloud footprint.

•         Among the country’s oldest infrastructure players and a couple of private health insurance majors contracted with Sify to move their data center workload from on-premise to a hyperscale cloud.

•         A private microcredit entrant contracted to move their workload to Sify cloudinfinit platform along with DRaaS.

•         A scheduled bank contracted for backup-as-a-service (BaaS).

•         A private health insurance major contracted for a complete rehaul of hardware and licenses.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

Description	Quarter ended		Year ended
	March 2026	March 2025	March 2026	March 2025
Revenue	12,025	9,699	44,877	39,886
Cost of Sales	(7,023)	(5,869)	(26,843)	(24,917)
Gross Profit	5,002	3,830	18,034	14,969
Other Operating Income	118	76	376	363
Selling, General and Adrninistrative Expenses	(2,062)	(1,977)	(8,123)	(7,442)
Depreciation and Amortisation expense	(1,968)	(1,558)	(7,274)	(5,633)
Operating Profit	1,090	371	3,013	2,257
Investment Income	11	76	34	188
Impairment loss on Investment	-	-	(26)	-
Profit before financing and income taxes	1,101	447	3,021	2,445
Finance income	-	-	1	13
Interest expenses on borrowings and lease liabilities	(1,259)	(762)	(3,950)	(2,742)
Interest expenses on pension liabilities	(10)		(13)	(2)
Profit/(Loss) before income taxes	(168)	(315)	(941)	(286)
Income Tax Expense	(204)	(263)	(425)	(499)

Profit/(Loss) for the period	(372)	(578)	(1,366)	(785)
Profit/(Loss) attributable to:
Owners of the Group	(361)	(578)	(1,355)	(785)
Non-controlling interest	(11)	-	(11)	-
Reconciliation with Non-GAAP measure
Profit/(Loss) for the period	(372)	(578)	(1,366)	(785)
Add:
Depreciation and Amortisation expense	1,968	1,558	7,274	5,633
Net Finance Expenses	1,259	630	3,949	2,294
Current Tax	141	189	487	699
Deferred Tax	63	74	-	-
Less:
Deferred Tax	-	-	(62)	(200)
Other Income (including exchange gain/loss)	(129)	28	(411)	(79)
EBITDA	2,930	1,901	9,871	7,562

Segment Reporting:

Particulars	2025-26				2024-25
	Network Services (A)	Data Center Services (B)	Digital Services (C)	Total (D= A+B+C)	Network Services (A)	Data Center Services (B)	Digital Services (C)	Total (D= A+B+C)

Revenue
External customers Revenue	17,634	17,519	9,724	44,877	15,781	14,196	9,909	39,886
Intersegment Revenue		88	222	310	-	88	222	310
Operating Expense	(14,309)	(9,544)	(10,790)	(34,643)	(13,920)	(7,769)	(10,612)	(32,301)
Intersegment Expense	(252)	-	(58)	(310)	(252)	-	(58)	(310)
Segment Result	3,073	8,063	(902)	10,234	1,609	6,515	(539)	7,585

Unallocated Expense (Support Service Unit Costs)				(349)				(58)
Depreciation and Amortisation				(7,274)				(5,633)
Other income / (expense), net				410				551
Finance Income				1				13
Finance Expense				(3,963)				(2,744)
Profit / (loss) before tax				(941)				(286)
Income taxes (expense) / benefit				(425)				(499)
Profit / (loss) for the period				(1,366)				(785)

Equity and Debt:

(In INR millions)

Particulars	Year ended
	Mar-26	Mar-26
EQUITY	24,994	16,725
BORROWINGS
Long term	23,205	28,237
Short term	15,400	7,304
Less: Cash Balance	5,071	6,836
Net debt	33,534	28,705

About Sify Technologies

A multiple times award winner of the Golden Peacock from Institute of Directors for Corporate Governance, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10,000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Digital services and conduct their business seamlessly from more than 1,700 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore. Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Non-IFRS Measures

This press release contains a financial measure not prepared in accordance with IFRS. In particular, EBITDA is referred to as “non-IFRS” measure. The non-IFRS financial measure we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the reconciliation provided in the table labelled Financial Highlights for more information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and our financial results calculated in accordance with IFRS and reconciliation to those financial statements should be carefully evaluated.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2025, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Praveen Krishna Investor Relations & Public Relations +91 9840926523 praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Luri Group Lucia Domville 646.824.2856 lucia.domville@lurigroup.com